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12014286

S OMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DME SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O MAC CONSULTING GROUP, 30 BROAD STREET, SUITE 2201

(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIKE MCGOVERN 212-267-6011

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JANOVER LLC

(Name – *if individual, state last, first, middle name*)

100 QUENTIN ROOSEVELT BLVD., STE 516, GARDEN CITY, NY 11530

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/2

OATH OR AFFIRMATION

I, DAVID ELIAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DME SECURITIES LLC, as of JANUARY 24, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Shanna Feldman
Commission # DD965794
Expires: FEB. 25, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DME SECURITIES, LLC

Financial Statements

December 31, 2011

DME SECURITIES, LLC

Table of Contents

JANOVER LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of DME Securities, LLC:

We have audited the accompanying statement of financial condition of DME Securities, LLC as of December 31, 2011, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DME Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Janover, LLC

February 28, 2012

LONG ISLAND 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300 Fax: 516.542.9021
NEW YORK CITY 805 Third Avenue, 10th Floor, New York, New York 10022 • Tel: 212.792.6300 Fax: 212.792.6350
JANOVER LLC • A LIMITED LIABILITY COMPANY

DME SECURITIES, LLC

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	80,190
Commission receivable		116,243
Prepaid expenses		1,148
Clearing firm deposit		67,509
	$	265,090

Liabilities and Member's Capital

Accounts payable and accrued expenses	$	126,182
Commitments and contingencies		
Member's capital		138,908
	$	265,090

The accompanying notes are an integral part of the financial statements.

1. Business Organization

DME Securities, LLC (the "Company") is a New York Limited Liability Company. The Company's Financial Industry Regulatory Authority ("FINRA") application was granted on October 30, 2007. On that date the Company commenced operations as a broker-dealer, became a member of FINRA and registered with the Securities and Exchange Commission (the "SEC"). The Company is a full service investment banking firm as well as a New York Stock Exchange floor trading brokerage firm. The Company pays floor brokerage charges to operate as a broker-dealer. The Company derives its income through commissions for trading and related services.

2. Summary of Significant Accounting Policies

Basis of presentation - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers its investments in financial instruments, with maturities of less than 90 days when issued to be cash equivalents.

Revenue recognition - Commission income is recorded on a trade-date basis as securities transactions occur. Expenses are recognized as they are incurred.

Allowance for doubtful accounts - Bad debts are provided for under the allowance method based upon analyses of open accounts and their expected collectability. As of December 31, 2011, no allowance was deemed necessary.

Income taxes - The Company is a Limited Liability Company; therefore, all profits and losses are reflected in the respective member's tax returns. The Company is subject to New York City unincorporated business tax. As of December 31, 2011, no provision for income taxes has been recorded.

Uncertain tax positions - The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards ("FASB") Codification No. 740 ("ASC 740") Subtopic 05 "*Accounting for Uncertainty in Income Taxes*" on January 1, 2009. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

2. Summary of Significant Accounting Policies *(continued)*

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value disclosures - The carrying amounts of cash, clearing firm deposit and accounts payable approximate fair value because of the short-term nature of these investments.

3. Clearing Broker

The Company has customers who clear their own trades. The Company clears some trades through Penson Financial Services ("Penson") on a fully disclosed basis. The Company also maintains an income and expense account with Penson which calls for minimum clearing charges. At December 31, 2011, the Company had a net amount of $67,509 on deposit with Penson.

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2011, the Company had regulatory net capital of, $86,971 which was $78,559 in excess of its required minimum regulatory net capital of $8,412. The Company's ratio of aggregate indebtedness to net capital was 1.45 to 1.

5. Commitments and Contingencies

Litigation - Currently, there are no claims outstanding that management believes are likely to have a material adverse effect upon the financial statements of the Company.

6. Concentration of Risk

In the normal course of business the Company enters into financial transactions from which the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counter party risk) exceeds the amounts recorded for the transaction.

One customer represented approximately 34% of total revenue earned for the year ended December 31, 2011. Two customers represented approximately 40% of the outstanding commission receivable balance as of December 31, 2011.

7. Occupancy Charges

The Company pays occupancy charges on a month-to-month basis for additional office space for which they have no obligation. This space was previously occupied by new producers of the Company when they were employed by another firm. The Company required the additional space and are paying the rent, however, since they can vacate the premises at any time they have no commitment. During the year ended December 31, 2011, the Company paid occupancy charges in the amount of $39,416.

8. Subsequent Events

Management has evaluated events and transactions which occurred after the date of the statement of financial condition and through the date of the independent auditors' report to determine whether any of these events or transactions was required to be recognized or disclosed in the financial statements. The date of the independent auditors' report is the date that the financial statements were available to be issued.